Exhibit 1.01

FERRARI N.V.
Conflict Minerals Report
For the Year Ended December 31, 2020
This Conflict Minerals Report for the year ended December 31, 2020 (this “Report”), is intended to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations on U.S. Securities and Exchange Commission registrants whose manufactured products contain “conflict minerals” which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, “3TG”).

Unless otherwise specified, the terms “Ferrari N.V.”, “Ferrari,” and the “Company” refer to Ferrari N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands, its consolidated subsidiaries or any one or more of them, as the context may require.

1. Overview

Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide through a network of 168 authorized dealers operating 188 points of sale as of the end of 2020.

Some of Ferrari’s products may contain tantalum, tin, tungsten and/or gold (collectively, “3TG”) that are necessary to the functionality or production of those products. To the extent 3TG are contained in its products, Ferrari intends to use minerals that are DRC conflict free while continuing to support responsible mineral sourcing from the Covered Countries.

For the reporting period from January 1 to December 31, 2020, Ferrari conducted due diligence on the source and chain of custody of the 3TG necessary to the production of the products that it manufactured or contracted to manufacture.

The primary means of determining country of origin of 3TG was by conducting a survey of direct production, service, and after-market part direct suppliers (collectively, the “direct suppliers”) using the Responsible Minerals Initiative’s Conflict Minerals Reporting Template and the iPoint Conflict Minerals Platform.

Based on a reasonable country of origin inquiry, Ferrari believes that a portion of the 3TG in its products originated or may have originated in a Covered Country and are not from recycled or scrap sources. In addition, following the exercise of Ferrari’s due diligence investigation on the source and chain of custody of the 3TG necessary for its products, Ferrari has been unable to determine for all such 3TG whether they are DRC conflict free within the meaning of Form SD.

2. Ferrari’s conflict-free minerals program

Supply chain characteristics for 3TG

Ferrari has a global supply chain and, as a result, many of the manufacturing operations of the direct suppliers are located outside of Italy and include entities not directly subject to the Rule. Additionally, Ferrari sources directly from a smelter in only very rare instances. As a result, Ferrari relies on direct suppliers to provide information as to the origin of the 3TG contained in the parts and components supplied and is subject to the accuracy of those responses.

Due diligence program

The design of Ferrari’s conflict minerals program is consistent with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, and related Supplements on Tin, Tantalum and Tungsten and on Gold (collectively, “OECD Guidance”).
Ferrari uses the tools and programs developed by the Conflict-Free Sourcing Initiative (“CFSI”), an industry initiative that audits smelters’ and refiners’ due diligence activities, including in particular the Conflict Minerals Reporting Template (“CMRT”) and the Conflict Free Smelter Program (“CFSP”).
As stated above, Ferrari designed its conflict minerals supply chain due diligence program with reference to the OECD Guidance and the five steps described in the supplements thereto relating to 3TG.

OECD Step 1: Company management system

In accordance with OECD Guidance, Ferrari has established an internal management system in relation to the supply of conflict minerals. In particular, Ferrari adopted a position on responsible sourcing in relation to conflict minerals, and communicated such position to all of its suppliers, through, among others, written notices and the dissemination of the CMRT. Ferrari is committed not to purchase raw materials, subassemblies, or supplies which Ferrari knows contain conflict minerals that directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. Among the objectives of Ferrari’s program on conflict minerals is the development of initiatives aimed at:

•Minimizing the trade in conflict minerals that directly or indirectly finance or benefit armed groups anywhere in the world; and

•Enabling legitimate minerals from conflict and high risk regions to enter Ferrari’s global supply chain, thereby supporting the economies and the local communities that depend on the export of such minerals.

In addition, Ferrari established a control and transparency system over its 3TG supply chain by requesting all suppliers to submit information using the CMRT, a supply chain survey designed by the CFSI to identify the smelters and refiners that process the necessary conflict minerals contained in a company’s products and the country of origin of those conflict minerals.

OECD Step 2: Risk identification and assessment

Ferrari used the iPoint Conflict Minerals Platform (“iPCMP”), a web-based reporting tool developed by the Automotive Industry Action Group (“AIAG”), and CMRT tools to ask its direct suppliers to report their use of 3TG, the processing smelter or refiner and the country and mine of origin.

In particular all suppliers received a letter from Ferrari specifically requesting them to:

•Adopt a policy to reasonably assure that the 3TG in their products do not directly or indirectly finance or benefit armed groups in the Covered Countries;
•Identify all 3TG smelters in their supply chain and specify the location of these smelters. If they do not source directly from smelters, they were asked to pass on this request to their suppliers (who may have to pass it on to their suppliers, until the smelters are identified); and
•Report back to Ferrari by filling in the CMRT.

Ferrari reviewed each CMRT received from suppliers and assessed whether it was complete and included data collected from next tier suppliers, and smelter identification and disclosure; and whether the supplier stated that it has adopted a conflict-free policy. Suppliers with a CMRT that did not meet such criteria were requested to take corrective actions and update their CMRT accordingly. Ferrari reviewed the supplier CMRTs to determine if there were any findings indicating a need to conduct further due diligence and request more detailed information.

OECD Step 3: Strategy to respond to identified risks

The management system adopted by Ferrari includes the commitment to ultimately discontinue business with any direct supplier found to be using 3TG which directly or indirectly finances or benefits armed groups in Covered Countries, if attempts at corrective actions are not successful.
To monitor and track performance of risk management efforts, Ferrari uses data reported by suppliers in the CMRTs. For suppliers who proved reluctant to provide the CMRTs, Ferrari continued its diligence efforts by sending multiple reminders in order to identify and mitigate potential risks.
Ferrari then requested suppliers to update and re-submit their CMRTs when additional information became available or to the extent any CMRTs submitted by the suppliers were incomplete. When updates were received, the CMRT review step as described above was repeated to assess and mitigate risks.

OECD Step 4: Audits of smelter due diligence practices

Given that in only very rare instances Ferrari has a direct relationship with the smelters and refiners of the 3TG in its products, Ferrari relied on the CFSI program to determine if smelters and refiners in the supply chain are compliant with the Conflict-Free Smelter Program assessment protocols and deemed to be DRC conflict free. Ferrari did not perform audits of smelters or refiners in Ferrari’s supply chain.

OECD Step 5: Report annually on supply chain due diligence.

Ferrari reports on due diligence efforts as required by the Rule. This report is publicly available at http://corporate.ferrari.com/en/investors/regulatory-filings-and-press-releases/sec-filings/.

3. Due diligence framework & measures

Framework

The Ferrari conflict minerals due diligence measures for the calendar year ended 2020 have been designed to conform to the OECD Guidance.

Measures

Below is a summary description of the due diligence measures performed in relation to the source and chain of custody of the necessary conflict minerals contained in Ferrari’s products.

•Ferrari reached out to more than 960 suppliers by email, explaining expectations/requirements and requesting suppliers to fill out the CMRT.
•First tier suppliers were asked to forward Ferrari’s request to their next tier partners/suppliers.
•Suppliers were requested to investigate their supply chain and report to Ferrari using the CMRT. When lack of progress was observed in supplier CMRT collection, Ferrari followed up with suppliers and sent out multiple reminders via email and/or contacted them by phone.
•Ferrari reviewed all CMRTs received and contacted suppliers whose response to supply chain surveys appeared to contain incomplete or seemingly inaccurate information, to seek additional clarifications.
•Ferrari compared smelters identified in supplier CMRTs against the list of smelters that were audited through CFSP.
•In particular, the analysis conducted highlighted that suppliers (extracted within the total supplier portfolio who replied to the inquiry – 94% of total Annual Purchase Value (APV)) representing approximately 42% of the total APV declared that they use 3TG in their production processes. However, the actual percentage could be higher as suppliers representing approximately 6% of APV did not reply to the inquiry.
•Ferrari reviewed the CMRTs received to determine if there were any findings that indicated a need to conduct further due diligence and gather more detailed information. In particular, Ferrari pursued this course of action in case the smelter country of origin was not provided or in case it was located in a Covered Country.
•Ferrari sent a letter to all suppliers whose smelters were situated in the Covered Countries and to those who did not specify the smelters’ location. Any suppliers that did not respond were queried again.
•Ferrari continued to monitor suppliers that did not provide the CMRTs with periodic follow ups via email and by phone.
•Ferrari’s conflict minerals team met once a month on average to review progress and results of supplier data collection, supplier due diligence and smelter identification. Internal performance reports were created for these meetings including:
◦Progress of CMRT collection from suppliers;
◦Status of supplier CMRTs meeting Ferrari’s acceptance criteria; and
◦Analysis on the localization of all the smelters indicated by suppliers.

4. Due diligence outcome

Ferrari has worked directly with suppliers to obtain accurate and complete responses to the CMRTs. However, the survey process faced certain fundamental challenges.

First, a portion of suppliers contacted did not provide information in response to Ferrari’s requests and others provided data that was incomplete, including in certain cases some of Ferrari’s direct suppliers which treat the identity of their suppliers as proprietary information, and were therefore resistant to disclosing specific information regarding the origin of materials in their parts or components.

Second, although efforts in 2020 focused on limiting the number of duplicates and obtaining high quality responses, supplier responses included numerous duplicate smelters or refiners.

Third, the vast majority of supplier responses received provided data at a company or divisional level. As a result, Ferrari cannot be certain that the smelter or refiner names provided by a direct supplier, to the extent they are actual smelters or refiners, supplied 3TG for parts and components supplied to Ferrari rather than to a different customer of that supplier. Ferrari is unable to determine whether any of the 3TG reported by direct suppliers was located in parts or components supplied to Ferrari or to validate that specific smelters or refiners are actually in the supply chain.

The smelters and refiners in Ferrari’s supply chain are based, and source their raw materials, across the globe. Ferrari believes that these smelters and refiners often mix raw materials from different countries to create the smelted or refined 3TG used in products. As stated above, the total list of smelters and refiners provided by suppliers greatly exceeded the number of known (from CFSI list) smelters and refiners and many suppliers included overlapping and duplicative information.

The responses provided by direct suppliers were at the company or division level for all parts or components sent to their customers. Therefore it could not be accurately assessed whether a supplier’s listed smelters and refiners were used for the parts or components specifically supplied to Ferrari, and, for the same reasons, the Company was not able to identify with certainty the specific facilities used to process the 3TG in its products. Based on the information provided by its direct suppliers as well as from the CFSI, Ferrari believes that a portion of the 3TG contained in its products originated or may have originated in the Covered Countries and are not from recycled or scrap sources. Since Ferrari is not able to establish a direct link between its products and particular smelters or refiners, a list of smelters and refiners is not provided.

5. Steps to improve future due diligence

In future reporting years, Ferrari intends to:
•Continue to improve upon its conflict minerals compliance program;
•Continue to work with suppliers to:
•help them understand and satisfy Ferrari’s responsible sourcing expectations;
•help them implement or further improve their due diligence process;

•investigate their supply chain and identify smelters; and
•confirm to the extent possible the conflict-free status of identified smelters; and
•Communicate to suppliers Ferrari’s expectation that they steer their supply chain towards CFSP (or equivalent) compliant smelters only. Ferrari will continue following up with those suppliers who did not provide the requested information, with the aim to collect the necessary information and address any related issues as well as to increase the number and quality of the responses received.